UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29255 / April 21, 2010

_____

In the Matter of   :
                                                                    :

LEGG MASON PARTNERS EQUITY TRUST   :
LEGG MASON PARTNERS VARIABLE EQUITY TRUST   :
55 Water Street   :
New York, NY 10041   :
                                                                     :

LEGG MASON PARTNERS FUND ADVISOR, LLC   :
620 Eighth Avenue   :
New York, NY 10018   :
                                                                     :

(812-13681)   :

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT

Legg Mason Partners Equity Trust, Legg Mason Partners Variable Equity Trust and Legg
Mason Partners Fund Advisor, LLC filed an application on August 7, 2009, and an
amendment to the application on December 30, 2009, requesting an order under section
12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an exemption
from sections 12(d)(1)(A) and (B) of the Act and under sections 6(c) and 17(b) of the Act
granting an exemption from sections 17(a)(1) and (2) of the Act. The order would permit
certain registered open-end management investment companies that operate as "funds of
funds" to acquire shares of certain registered open-end management investment companies
and unit investment trusts that are within and outside the same group of investment
companies as the acquiring investment companies.

On March 26, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29192). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in and

consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act by Legg Mason Partners Equity Trust, Legg Mason Partners Variable Equity Trust and Legg Mason Partners Fund Advisor, LLC (File No. 812-13681) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary